Exhibit 99.97

NexTech’s Releases Major Upgrade to Its WebAR Viewer and AR Configurator

NexTech’s ARitize v3.0, Raises The Bar on Photo Realistic WebAR 3D/AR experiences

New York, NY - Toronto, ON – November 12th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce a major upgrade to its BetterRealityAR tool that will allow NexTech customers to vastly improve the visual quality and customization of their 3D/AR creations. BetterRealityAR tool sets the bar for photorealistic 3D augmented reality (AR) on the web. Photo realistic ARitized product SKUs are viewed from an e-Commerce product page using augmented reality in a standard web browser, no app required.

Evan Gappelberg CEO of Nextech comments “The idea of photo realistic AR images is what everyone in e-commerce wants to achieve however to date it has been difficult and expensive to attain. With our new technology upgrade Nextech customers will now be able to offer the highest quality AR experience in the industry with photo realistic 3D images. NexTech’s state of the art AR rendering engine and new toolset can adjust and customize the look and feel of 3D/AR product visualizations in real time changing the game for AR e-commerce. He continues “This upgrade in combination with our recently announced CaptureAR, NexTech’s lightning-fast AR creation tool which uses a cell phone camera to create 3D AR, signals that the power to create, edit and enhance photorealistic 3D AR objects has arrived for the mass market”.

See demo video here

E-commerce sites can upgrade seamlessly to the newer features and faster performance of BetterRealityAR. With its CaptureAR and BetterRealityAR technologies, NexTech is driving the mass adoption of AR in the e-commerce space—and the opportunity is vast. A huge global market of over 3 billion potential consumers who are connected to smart devices. Over 7 billion individual devices can now use NexTech’s browser-based technologies, which require no special software or downloads. Multi-device owners can view 3D/AR effortlessly and seamlessly across their devices.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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